UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2021

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez
Name:	Ana Graciela de Méndez
Title:	CFO

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V., AND BLADEX DEVELOPMENT CORP., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE .  WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR.  THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2020 - AUGUST 2021 (In Thousand Balboas) *	SEPTEMBER 27th 2021

	Absolute		2020	2021
	Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	-238,078.43	-27.58	863,329.80	973,999.76	725,412.42	818,997.21	703,438.43	710,506.58	823,031.35	711,933.90	625,251.37	0.00	0.00	0.00	0.00
Local Deposits in Banks	-947.66	-28.97	3,271.00	2,692.47	1,803.36	1,704.33	1,102.02	2,755.11	3,073.06	2,787.98	2,323.35	0.00	0.00	0.00	0.00
Demand	-2,547.66	-77.89	3,271.00	2,692.47	1,803.36	1,704.33	1,102.02	1,155.11	1,473.06	1,187.98	723.35	0.00	0.00	0.00	0.00
Time	1,600.00	0.00	0.00	0.00	0.00	0.00	0.00	1,600.00	1,600.00	1,600.00	1,600.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	-237,130.77	-27.57	860,058.79	971,307.28	723,609.06	817,292.88	702,336.40	707,751.46	819,958.29	709,145.92	622,928.02	0.00	0.00	0.00	0.00
Demand	-187,130.77	-24.62	760,058.79	721,307.28	573,609.06	717,292.88	502,336.40	557,751.46	719,958.29	629,145.92	572,928.02	0.00	0.00	0.00	0.00
Time	-50,000.00	-50.00	100,000.00	250,000.00	150,000.00	100,000.00	200,000.00	150,000.00	100,000.00	80,000.00	50,000.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	164,365.82	3.37	4,875,526.80	4,443,693.35	4,791,428.85	5,027,937.67	5,419,852.28	5,507,882.38	5,190,706.22	5,195,239.26	5,039,892.62	0.00	0.00	0.00	0.00
Local	-20,950.33	-5.18	404,704.76	396,478.41	417,268.63	414,989.00	440,552.58	435,328.87	414,181.31	407,190.08	383,754.43	0.00	0.00	0.00	0.00
Foreign	182,852.59	4.05	4,511,635.69	4,086,655.30	4,413,467.68	4,653,279.38	5,021,670.71	5,115,357.49	4,817,490.09	4,827,911.93	4,694,488.28	0.00	0.00	0.00	0.00
Less Allowance	-2,463.57	-6.04	40,813.66	39,440.37	39,307.46	40,330.72	42,371.00	42,803.98	40,965.19	39,862.75	38,350.09	0.00	0.00	0.00	0.00
Local	557.67	9.24	6,034.06	6,038.58	6,071.28	5,893.40	6,346.28	6,745.17	6,693.10	6,624.72	6,591.73	0.00	0.00	0.00	0.00
Foreign	-3,021.24	-8.69	34,779.59	33,401.79	33,236.18	34,437.32	36,024.72	36,058.81	34,272.09	33,238.03	31,758.36	0.00	0.00	0.00	0.00
INVESTMENT SECURITIES	315,143.50	77.34	407,468.73	402,532.00	429,020.97	401,170.30	457,706.32	449,626.13	534,628.78	547,886.82	722,612.23	0.00	0.00	0.00	0.00
Local	3,278.30	31.52	10,400.00	10,400.00	10,498.00	10,413.00	10,413.00	10,413.00	13,693.92	13,686.11	13,678.30	0.00	0.00	0.00	0.00
Foreign	312,943.16	78.72	397,563.72	392,593.14	419,099.67	391,289.10	448,027.92	439,929.42	521,823.77	535,112.79	710,506.88	0.00	0.00	0.00	0.00
Less Allowance	1,077.96	217.77	494.99	461.14	576.70	531.79	734.60	716.28	888.91	912.07	1,572.95	0.00	0.00	0.00	0.00
Local	6.66	31.86	20.91	20.94	21.12	20.94	20.97	20.95	27.55	27.59	27.57	0.00	0.00	0.00	0.00
Foreign	1,071.30	225.98	474.08	440.20	555.58	510.85	713.64	695.34	861.36	884.49	1,545.37	0.00	0.00	0.00	0.00
OTHER ASSETS	-29,124.53	-17.96	162,144.38	100,205.13	105,881.04	146,543.10	143,648.30	121,339.99	188,527.44	186,489.52	133,019.85	0.00	0.00	0.00	0.00
Local	-6,060.52	-17.89	33,873.57	34,657.89	35,529.09	33,254.58	30,264.38	29,952.58	26,729.30	26,883.93	27,813.05	0.00	0.00	0.00	0.00
Foreign	-23,064.01	-17.98	128,270.81	65,547.24	70,351.95	113,288.51	113,383.92	91,387.41	161,798.15	159,605.59	105,206.80	0.00	0.00	0.00	0.00
TOTAL ASSETS	212,306.37	3.37	6,308,469.70	5,920,430.24	6,051,743.28	6,394,648.28	6,724,645.32	6,789,355.08	6,736,893.79	6,641,549.51	6,520,776.07	0.00	0.00	0.00	0.00
DEPOSITS	80,828.18	2.58	3,138,900.22	3,132,147.52	3,035,803.33	3,185,747.04	3,330,755.66	3,385,746.55	3,346,189.17	3,298,088.82	3,219,728.40	0.00	0.00	0.00	0.00
Local	64,504.78	10.82	596,272.05	598,569.30	653,536.84	681,282.76	703,554.39	689,202.17	707,738.56	666,221.59	660,776.83	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	57,426.50	22.77	252,242.29	257,244.34	284,254.78	299,987.66	312,541.12	317,147.88	335,152.87	298,156.59	309,668.79	0.00	0.00	0.00	0.00
Demand	-30.05	-0.48	6,266.87	6,268.21	6,269.41	7,600.06	6,652.00	6,253.39	6,237.94	6,238.71	6,236.83	0.00	0.00	0.00	0.00
Time	57,456.55	23.36	245,975.42	250,976.13	277,985.37	292,387.60	305,889.12	310,894.50	328,914.93	291,917.88	303,431.96	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	7,078.28	2.06	344,029.76	341,324.96	369,282.05	381,295.10	391,013.27	372,054.29	372,585.68	368,065.00	351,108.04	0.00	0.00	0.00	0.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	7,078.28	2.06	344,029.76	341,324.96	369,282.05	381,295.10	391,013.27	372,054.29	372,585.68	368,065.00	351,108.04	0.00	0.00	0.00	0.00
Foreign	16,323.40	0.64	2,542,628.17	2,533,578.22	2,382,266.49	2,504,464.28	2,627,201.27	2,696,544.37	2,638,450.62	2,631,867.23	2,558,951.57	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-127,629.10	-31.44	405,921.32	396,997.41	428,964.05	432,557.24	435,287.44	288,490.96	276,603.79	294,285.85	278,292.22	0.00	0.00	0.00	0.00
Demand	2,440.04	612.28	398.52	398.60	1,868.08	409.17	2,261.92	3,080.03	5,169.30	4,823.61	2,838.56	0.00	0.00	0.00	0.00
Time	-130,069.14	-32.07	405,522.80	396,598.82	427,095.96	432,148.07	433,025.53	285,410.93	271,434.49	289,462.24	275,453.66	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	143,952.50	6.74	2,136,706.85	2,136,580.81	1,953,302.45	2,071,907.03	2,191,913.83	2,408,053.41	2,361,846.83	2,337,581.38	2,280,659.35	0.00	0.00	0.00	0.00
Demand	283,625.13	172.95	163,995.00	170,557.16	288,384.81	347,291.44	375,215.89	340,187.09	305,606.94	298,146.16	447,620.13	0.00	0.00	0.00	0.00
Time	-139,672.63	-7.08	1,972,711.85	1,966,023.65	1,664,917.64	1,724,615.59	1,816,697.94	2,067,866.31	2,056,239.88	2,039,435.22	1,833,039.22	0.00	0.00	0.00	0.00
BORROWINGS	133,459.10	6.69	1,995,619.59	1,655,268.17	1,862,128.58	2,025,888.24	2,201,647.88	2,241,457.74	2,154,297.58	2,105,398.45	2,129,078.70	0.00	0.00	0.00	0.00
Local	-17,765.85	-100.00	17,765.85	17,685.71	17,605.27	17,524.53	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	151,224.95	7.65	1,977,853.74	1,637,582.47	1,844,523.31	2,008,363.71	2,201,647.88	2,241,457.74	2,154,297.58	2,105,398.45	2,129,078.70	0.00	0.00	0.00	0.00
OTHER LIABILITIES	12,853.26	10.37	123,907.03	76,801.97	104,590.00	133,957.92	141,118.72	118,464.54	193,303.83	195,271.50	136,760.29	0.00	0.00	0.00	0.00
Local	10,904.74	78.40	13,909.20	11,786.54	23,122.55	11,285.30	27,809.83	37,232.64	27,148.05	28,707.58	24,813.94	0.00	0.00	0.00	0.00
Foreign	1,948.53	1.77	109,997.83	65,015.44	81,467.45	122,672.61	113,308.89	81,231.90	166,155.78	166,563.92	111,946.35	0.00	0.00	0.00	0.00
STOCKHOLDERS´ EQUITY	-14,834.18	-1.41	1,050,042.87	1,056,212.57	1,049,221.37	1,049,055.08	1,051,123.06	1,043,686.26	1,043,103.21	1,042,790.73	1,035,208.69	0.00	0.00	0.00	0.00
Capital	-17,207.59	-5.03	342,255.78	342,396.03	342,501.10	342,693.63	342,845.36	341,352.92	336,942.87	331,875.25	325,048.20	0.00	0.00	0.00	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00
Other Reserves	46.89	0.03	135,971.68	135,727.17	134,141.16	131,099.79	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	0.00	0.00	0.00	0.00
Dynamic Provision	0.00	0.00	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	0.00	0.00	0.00	0.00
Other Reserves	46.89	-100.00	-46.89	-291.41	-1,877.42	-4,918.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Retained Earnings	35,808.55	8.71	410,889.16	476,302.73	466,377.06	466,377.06	466,377.06	456,435.64	456,435.64	456,435.64	446,697.72	0.00	0.00	0.00	0.00
Net Income	-25,042.77	-38.28	65,413.57	6,226.40	10,696.00	13,522.16	16,140.52	20,475.39	27,627.15	32,623.13	40,370.79	0.00	0.00	0.00	0.00
Gain or Loss in Securities available for sale	-8,439.26	-2,789.64	302.52	350.08	295.90	152.29	-5,468.61	-5,806.42	-9,131.17	-9,372.01	-8,136.74	0.00	0.00	0.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	212,306.37	3.37	6,308,469.70	5,920,430.24	6,051,743.28	6,394,648.28	6,724,645.32	6,789,355.08	6,736,893.79	6,641,549.51	6,520,776.07	0.00	0.00	0.00	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website:  http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V., AND BLADEX DEVELOPMENT CORP., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE .  WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR.  THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

SEPTEMBER 27th 2021
INCOME STATEMENT
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2020 - AUGUST 2021
(In Thousand Balboas) *

	2020	2021
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	180,973.49	11,973.89	9,698.99	11,245.55	10,912.04	12,001.72	11,249.90	11,387.84	11,811.19	0.00	0.00	0.00	0.00	90,281.13
Loans	172,548.07	11,368.51	9,193.47	10,358.83	10,372.75	11,148.01	10,461.71	10,579.85	10,860.32	0.00	0.00	0.00	0.00	84,343.44
Deposits	4,894.79	155.34	106.47	98.90	93.05	68.49	94.84	101.88	86.41	0.00	0.00	0.00	0.00	805.38
Investments	3,530.63	450.05	399.05	787.82	446.24	785.22	693.36	706.11	864.47	0.00	0.00	0.00	0.00	5,132.31
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	89,100.35	5,533.22	4,215.91	4,428.78	4,440.26	4,507.54	4,376.88	4,291.86	4,229.69	0.00	0.00	0.00	0.00	36,024.14
Interest	88,516.72	5,487.97	4,161.97	4,372.23	4,392.67	4,454.72	4,317.51	4,263.73	4,191.00	0.00	0.00	0.00	0.00	35,641.80
Commissions	583.62	45.25	53.94	56.55	47.59	52.82	59.37	28.12	38.69	0.00	0.00	0.00	0.00	382.34
Net Interest Income	91,873.14	6,440.68	5,483.09	6,816.77	6,471.78	7,494.17	6,873.02	7,095.98	7,581.50	0.00	0.00	0.00	0.00	54,256.99
Other Income	239,283.49	27,899.25	20,368.16	20,943.81	14,400.95	15,969.26	12,352.08	5,318.48	9,464.81	0.00	0.00	0.00	0.00	126,716.81
Commissions	10,998.40	1,029.26	940.46	1,225.33	1,310.56	1,225.34	1,894.58	1,246.85	2,341.66	0.00	0.00	0.00	0.00	11,214.06
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	228,285.09	26,869.98	19,427.70	19,718.48	13,090.39	14,743.92	10,457.50	4,071.63	7,123.15	0.00	0.00	0.00	0.00	115,502.75
Operating Income	331,156.63	34,339.92	25,851.25	27,760.58	20,872.73	23,463.44	19,225.10	12,414.46	17,046.32	0.00	0.00	0.00	0.00	180,973.80
Operating Expenses	267,207.01	29,037.76	21,690.97	24,051.92	16,301.34	18,183.92	13,566.27	8,313.22	10,212.87	0.00	0.00	0.00	0.00	141,358.27
Administrative expenses	24,995.11	1,666.54	1,782.10	3,340.15	1,981.06	1,205.25	2,195.98	2,365.65	2,522.61	0.00	0.00	0.00	0.00	17,059.34
General expenses	4,360.03	168.77	210.34	216.77	1,016.32	1,994.95	683.36	949.40	751.81	0.00	0.00	0.00	0.00	5,991.71
Depreciation	3,426.01	330.25	305.52	305.36	314.61	308.78	306.85	235.31	235.83	0.00	0.00	0.00	0.00	2,342.50
Other expenses	234,425.85	26,872.21	19,393.02	20,189.64	12,989.34	14,674.95	10,380.08	4,762.86	6,702.62	0.00	0.00	0.00	0.00	115,964.72
Net Income before provision for loan losses	63,949.62	5,302.16	4,160.28	3,708.67	4,571.40	5,279.52	5,658.83	4,101.24	6,833.44	0.00	0.00	0.00	0.00	39,615.53
Provision for loan losses	-1,463.95	-924.24	-309.32	882.51	1,931.98	944.65	-1,492.92	-894.74	-914.22	0.00	0.00	0.00	0.00	-776.31
Net Income	65,413.57	6,226.40	4,469.60	2,826.16	2,639.42	4,334.87	7,151.76	4,995.98	7,747.66	0.00	0.00	0.00	0.00	40,391.85

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website:  http://www.superbancos.gob.pa).

NOTA:  LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V., Y BLADEX DEVELOPMENT CORP., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDAD SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA.  PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION.  LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE  NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

27 DE SEPTIEMBRE 2021
BALANCE DE SITUACION
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DE DICIEMBRE 2020 A AGOSTO 2021
(En Miles de Balboas) *

			2020	2021
	Variación Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	-238,078.43	-27.58	863,329.80	973,999.76	725,412.42	818,997.21	703,438.43	710,506.58	823,031.35	711,933.90	625,251.37	0.00	0.00	0.00	0.00
Depósitos Locales en Bancos	-947.66	-28.97	3,271.00	2,692.47	1,803.36	1,704.33	1,102.02	2,755.11	3,073.06	2,787.98	2,323.35	0.00	0.00	0.00	0.00
A la Vista	-2,547.66	-77.89	3,271.00	2,692.47	1,803.36	1,704.33	1,102.02	1,155.11	1,473.06	1,187.98	723.35	0.00	0.00	0.00	0.00
A Plazo	1,600.00	0.00	0.00	0.00	0.00	0.00	0.00	1,600.00	1,600.00	1,600.00	1,600.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	-237,130.77	-27.57	860,058.79	971,307.28	723,609.06	817,292.88	702,336.40	707,751.46	819,958.29	709,145.92	622,928.02	0.00	0.00	0.00	0.00
A la Vista	-187,130.77	-24.62	760,058.79	721,307.28	573,609.06	717,292.88	502,336.40	557,751.46	719,958.29	629,145.92	572,928.02	0.00	0.00	0.00	0.00
A Plazo	-50,000.00	-50.00	100,000.00	250,000.00	150,000.00	100,000.00	200,000.00	150,000.00	100,000.00	80,000.00	50,000.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	164,365.82	3.37	4,875,526.80	4,443,693.35	4,791,428.85	5,027,937.67	5,419,852.28	5,507,882.38	5,190,706.22	5,195,239.26	5,039,892.62	0.00	0.00	0.00	0.00
Locales	-20,950.33	-5.18	404,704.76	396,478.41	417,268.63	414,989.00	440,552.58	435,328.87	414,181.31	407,190.08	383,754.43	0.00	0.00	0.00	0.00
Extranjero	182,852.59	4.05	4,511,635.69	4,086,655.30	4,413,467.68	4,653,279.38	5,021,670.71	5,115,357.49	4,817,490.09	4,827,911.93	4,694,488.28	0.00	0.00	0.00	0.00
Menos Provisiones	-2,463.57	-6.04	40,813.66	39,440.37	39,307.46	40,330.72	42,371.00	42,803.98	40,965.19	39,862.75	38,350.09	0.00	0.00	0.00	0.00
Locales	557.67	9.24	6,034.06	6,038.58	6,071.28	5,893.40	6,346.28	6,745.17	6,693.10	6,624.72	6,591.73	0.00	0.00	0.00	0.00
Extranjero	-3,021.24	-8.69	34,779.59	33,401.79	33,236.18	34,437.32	36,024.72	36,058.81	34,272.09	33,238.03	31,758.36	0.00	0.00	0.00	0.00
INVERSIONES EN VALORES	315,143.50	77.34	407,468.73	402,532.00	429,020.97	401,170.30	457,706.32	449,626.13	534,628.78	547,886.82	722,612.23	0.00	0.00	0.00	0.00
Locales	3,278.30	31.52	10,400.00	10,400.00	10,498.00	10,413.00	10,413.00	10,413.00	13,693.92	13,686.11	13,678.30	0.00	0.00	0.00	0.00
Extranjero	312,943.16	78.72	397,563.72	392,593.14	419,099.67	391,289.10	448,027.92	439,929.42	521,823.77	535,112.79	710,506.88	0.00	0.00	0.00	0.00
Menos Provisiones	1,077.96	217.77	494.99	461.14	576.70	531.79	734.60	716.28	888.91	912.07	1,572.95	0.00	0.00	0.00	0.00
Locales	6.66	31.86	20.91	20.94	21.12	20.94	20.97	20.95	27.55	27.59	27.57	0.00	0.00	0.00	0.00
Extranjero	1,071.30	225.98	474.08	440.20	555.58	510.85	713.64	695.34	861.36	884.49	1,545.37	0.00	0.00	0.00	0.00
OTROS ACTIVOS	-29,124.53	-17.96	162,144.38	100,205.13	105,881.04	146,543.10	143,648.30	121,339.99	188,527.44	186,489.52	133,019.85	0.00	0.00	0.00	0.00
Locales	-6,060.52	-17.89	33,873.57	34,657.89	35,529.09	33,254.58	30,264.38	29,952.58	26,729.30	26,883.93	27,813.05	0.00	0.00	0.00	0.00
Extranjero	-23,064.01	-17.98	128,270.81	65,547.24	70,351.95	113,288.51	113,383.92	91,387.41	161,798.15	159,605.59	105,206.80	0.00	0.00	0.00	0.00
TOTAL DE ACTIVOS	212,306.37	3.37	6,308,469.70	5,920,430.24	6,051,743.28	6,394,648.28	6,724,645.32	6,789,355.08	6,736,893.79	6,641,549.51	6,520,776.07	0.00	0.00	0.00	0.00
DEPOSITOS	80,828.18	2.58	3,138,900.22	3,132,147.52	3,035,803.33	3,185,747.04	3,330,755.66	3,385,746.55	3,346,189.17	3,298,088.82	3,219,728.40	0.00	0.00	0.00	0.00
Locales	64,504.78	10.82	596,272.05	598,569.30	653,536.84	681,282.76	703,554.39	689,202.17	707,738.56	666,221.59	660,776.83	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	57,426.50	22.77	252,242.29	257,244.34	284,254.78	299,987.66	312,541.12	317,147.88	335,152.87	298,156.59	309,668.79	0.00	0.00	0.00	0.00
A la Vista	-30.05	-0.48	6,266.87	6,268.21	6,269.41	7,600.06	6,652.00	6,253.39	6,237.94	6,238.71	6,236.83	0.00	0.00	0.00	0.00
A Plazo	57,456.55	23.36	245,975.42	250,976.13	277,985.37	292,387.60	305,889.12	310,894.50	328,914.93	291,917.88	303,431.96	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	7,078.28	2.06	344,029.76	341,324.96	369,282.05	381,295.10	391,013.27	372,054.29	372,585.68	368,065.00	351,108.04	0.00	0.00	0.00	0.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	7,078.28	2.06	344,029.76	341,324.96	369,282.05	381,295.10	391,013.27	372,054.29	372,585.68	368,065.00	351,108.04	0.00	0.00	0.00	0.00
Extranjero	16,323.40	0.64	2,542,628.17	2,533,578.22	2,382,266.49	2,504,464.28	2,627,201.27	2,696,544.37	2,638,450.62	2,631,867.23	2,558,951.57	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-127,629.10	-31.44	405,921.32	396,997.41	428,964.05	432,557.24	435,287.44	288,490.96	276,603.79	294,285.85	278,292.22	0.00	0.00	0.00	0.00
A la Vista	2,440.04	612.28	398.52	398.60	1,868.08	409.17	2,261.92	3,080.03	5,169.30	4,823.61	2,838.56	0.00	0.00	0.00	0.00
A Plazo	-130,069.14	-32.07	405,522.80	396,598.82	427,095.96	432,148.07	433,025.53	285,410.93	271,434.49	289,462.24	275,453.66	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	143,952.50	6.74	2,136,706.85	2,136,580.81	1,953,302.45	2,071,907.03	2,191,913.83	2,408,053.41	2,361,846.83	2,337,581.38	2,280,659.35	0.00	0.00	0.00	0.00
A la Vista	283,625.13	172.95	163,995.00	170,557.16	288,384.81	347,291.44	375,215.89	340,187.09	305,606.94	298,146.16	447,620.13	0.00	0.00	0.00	0.00
A Plazo	-139,672.63	-7.08	1,972,711.85	1,966,023.65	1,664,917.64	1,724,615.59	1,816,697.94	2,067,866.31	2,056,239.88	2,039,435.22	1,833,039.22	0.00	0.00	0.00	0.00
OBLIGACIONES	133,459.10	6.69	1,995,619.59	1,655,268.17	1,862,128.58	2,025,888.24	2,201,647.88	2,241,457.74	2,154,297.58	2,105,398.45	2,129,078.70	0.00	0.00	0.00	0.00
Locales	-17,765.85	-100.00	17,765.85	17,685.71	17,605.27	17,524.53	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	151,224.95	7.65	1,977,853.74	1,637,582.47	1,844,523.31	2,008,363.71	2,201,647.88	2,241,457.74	2,154,297.58	2,105,398.45	2,129,078.70	0.00	0.00	0.00	0.00
OTROS PASIVOS	12,853.26	10.37	123,907.03	76,801.97	104,590.00	133,957.92	141,118.72	118,464.54	193,303.83	195,271.50	136,760.29	0.00	0.00	0.00	0.00
Locales	10,904.74	78.40	13,909.20	11,786.54	23,122.55	11,285.30	27,809.83	37,232.64	27,148.05	28,707.58	24,813.94	0.00	0.00	0.00	0.00
Extranjero	1,948.53	1.77	109,997.83	65,015.44	81,467.45	122,672.61	113,308.89	81,231.90	166,155.78	166,563.92	111,946.35	0.00	0.00	0.00	0.00
PATRIMONIO	-14,834.18	-1.41	1,050,042.87	1,056,212.57	1,049,221.37	1,049,055.08	1,051,123.06	1,043,686.26	1,043,103.21	1,042,790.73	1,035,208.69	0.00	0.00	0.00	0.00
Capital	-17,207.59	-5.03	342,255.78	342,396.03	342,501.10	342,693.63	342,845.36	341,352.92	336,942.87	331,875.25	325,048.20	0.00	0.00	0.00	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00
Otras Reservas	46.89	0.03	135,971.68	135,727.17	134,141.16	131,099.79	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	0.00	0.00	0.00	0.00
Provisiones Dinámicas	0.00	0.00	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	0.00	0.00	0.00	0.00
Otras Reservas	46.89	-100.00	-46.89	-291.41	-1,877.42	-4,918.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodos Anteriores	35,808.55	8.71	410,889.16	476,302.73	466,377.06	466,377.06	466,377.06	456,435.64	456,435.64	456,435.64	446,697.72	0.00	0.00	0.00	0.00
Utilidad de Periodo	-25,042.77	-38.28	65,413.57	6,226.40	10,696.00	13,522.16	16,140.52	20,475.39	27,627.15	32,623.13	40,370.79	0.00	0.00	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	-8,439.26	-2789.64	302.52	350.08	295.90	152.29	-5,468.61	-5,806.42	-9,131.17	-9,372.01	-8,136.74	0.00	0.00	0.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	212,306.37	3.37	6,308,469.70	5,920,430.24	6,051,743.28	6,394,648.28	6,724,645.32	6,789,355.08	6,736,893.79	6,641,549.51	6,520,776.07	0.00	0.00	0.00	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb:  http://www.superbancos.gob.pa).

NOTA:  LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A DE C.V., BLADEX DEVELOPMENT CORP., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDAD SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA.  PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION.  LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE  NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

27 DE SEPTIEMBRE 2021
ESTADO DE RESULTADO
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DE DICIEMBRE 2020 A AGOSTO 2021
(En Miles de Balboas) *

	2020	2021
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	180,973.49	11,973.89	9,698.99	11,245.55	10,912.04	12,001.72	11,249.90	11,387.84	11,811.19	0.00	0.00	0.00	0.00	90,281.13
Préstamos	172,548.07	11,368.51	9,193.47	10,358.83	10,372.75	11,148.01	10,461.71	10,579.85	10,860.32	0.00	0.00	0.00	0.00	84,343.44
Depósitos	4,894.79	155.34	106.47	98.90	93.05	68.49	94.84	101.88	86.41	0.00	0.00	0.00	0.00	805.38
Inversiones	3,530.63	450.05	399.05	787.82	446.24	785.22	693.36	706.11	864.47	0.00	0.00	0.00	0.00	5,132.31
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	89,100.35	5,533.22	4,215.91	4,428.78	4,440.26	4,507.54	4,376.88	4,291.86	4,229.69	0.00	0.00	0.00	0.00	36,024.14
Intereses Pagados	88,516.72	5,487.97	4,161.97	4,372.23	4,392.67	4,454.72	4,317.51	4,263.73	4,191.00	0.00	0.00	0.00	0.00	35,641.80
Comisiones	583.62	45.25	53.94	56.55	47.59	52.82	59.37	28.12	38.69	0.00	0.00	0.00	0.00	382.34
Ingreso Neto de Intereses	91,873.14	6,440.68	5,483.09	6,816.77	6,471.78	7,494.17	6,873.02	7,095.98	7,581.50	0.00	0.00	0.00	0.00	54,256.99
Otros Ingresos	239,283.49	27,899.25	20,368.16	20,943.81	14,400.95	15,969.26	12,352.08	5,318.48	9,464.81	0.00	0.00	0.00	0.00	126,716.81
Comisiones	10,998.40	1,029.26	940.46	1,225.33	1,310.56	1,225.34	1,894.58	1,246.85	2,341.66	0.00	0.00	0.00	0.00	11,214.06
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	228,285.09	26,869.98	19,427.70	19,718.48	13,090.39	14,743.92	10,457.50	4,071.63	7,123.15	0.00	0.00	0.00	0.00	115,502.75
Ingresos de Operaciones	331,156.63	34,339.92	25,851.25	27,760.58	20,872.73	23,463.44	19,225.10	12,414.46	17,046.32	0.00	0.00	0.00	0.00	180,973.80
Egresos Generales	267,207.01	29,037.76	21,690.97	24,051.92	16,301.34	18,183.92	13,566.27	8,313.22	10,212.87	0.00	0.00	0.00	0.00	141,358.27
Gastos Administrativos	24,995.11	1,666.54	1,782.10	3,340.15	1,981.06	1,205.25	2,195.98	2,365.65	2,522.61	0.00	0.00	0.00	0.00	17,059.34
Gastos Generales	4,360.03	168.77	210.34	216.77	1,016.32	1,994.95	683.36	949.40	751.81	0.00	0.00	0.00	0.00	5,991.71
Gastos de Depreciación	3,426.01	330.25	305.52	305.36	314.61	308.78	306.85	235.31	235.83	0.00	0.00	0.00	0.00	2,342.50
Otros Gastos	234,425.85	26,872.21	19,393.02	20,189.64	12,989.34	14,674.95	10,380.08	4,762.86	6,702.62	0.00	0.00	0.00	0.00	115,964.72
Utilidad antes de Provisiones	63,949.62	5,302.16	4,160.28	3,708.67	4,571.40	5,279.52	5,658.83	4,101.24	6,833.44	0.00	0.00	0.00	0.00	39,615.53
Provisiones por Cuentas Malas	-1,463.95	-924.24	-309.32	882.51	1,931.98	944.65	-1,492.92	-894.74	-914.22	0.00	0.00	0.00	0.00	-776.31
Utilidad del Periodo	65,413.57	6,226.40	4,469.60	2,826.16	2,639.42	4,334.87	7,151.76	4,995.98	7,747.66	0.00	0.00	0.00	0.00	40,391.85

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb:  http://www.superbancos.gob.pa).